Exhibit 5.1

Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

September 15, 2016

Board of Trustees

Kite Realty Group Trust

30 S. Meridian Street

Suite 1100

Indianapolis, IN 46204

Ladies and Gentlemen:

We are acting as counsel to Kite Realty Group, L.P., a Delaware limited partnership (the “Company”), in connection with its proposed sale of $300 million principal amount of the Company’s 4.000% Senior Notes due 2026 (the “Notes”) pursuant to its registration statement on Form S-3 (File No. 333-202666-01), as amended (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), and the prospectus dated March 11, 2015 (the “Prospectus”), as supplemented by the supplement to the Prospectus dated September 15, 2016 (the “Prospectus Supplement”).  The Notes are to be issued pursuant to an Indenture, to be dated as of September 26, 2016 (the “Indenture”), between the Company and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by a Supplemental Indenture, to be entered into by the Company, Kite Realty Group Trust, as possible future guarantor, and the Trustee (the “Supplemental Indenture”).  This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed.   In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies).  As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on.  This opinion letter is given, and all statements herein are made, in the context of the foregoing.

For the purposes of this opinion letter, we have assumed that (i) U.S. Bank National Association, as Trustee under the Indenture, to be supplemented by the Supplemental Indenture, has and, upon execution of the Supplemental Indenture,  will have all requisite power and authority under all applicable laws, regulations and governing documents to execute, deliver and perform its obligations under the Indenture and Supplemental Indenture and has complied with all legal requirements pertaining to its status as such status relates to the Trustee’s right to enforce the Indenture against the Company, (ii) the Trustee has duly authorized, executed and delivered the Indenture and has authorized and will duly execute and deliver the Supplemental Indenture, (iii) the Trustee is validly existing and in good standing in all necessary jurisdictions, (iv) the Indenture constitutes, and upon its execution, the Supplemental Indenture will constitute valid and binding obligations, enforceable against the Trustee in accordance with their terms, (v) there has been no, and in the case of the Supplemental Indenture, there will be no material mutual mistake of fact or misunderstanding or fraud, duress or undue influence in connection with the negotiation, execution and delivery of the Indenture or Supplemental Indenture, and the conduct of all parties to the Indenture and, upon execution, the Supplemental Indenture has complied and will comply with any requirements of good faith, fair dealing and conscionability and (vi) there are, have been and will be no agreements or understandings among the parties, written or oral, and there is, has been and will be no usage of trade or course of prior dealing among the parties that would, in either case, define, supplement or qualify the terms of the Indenture or, upon its execution, the Supplemental Indenture. We also have assumed the validity and constitutionality of each relevant statute, rule, regulation and agency action covered by this opinion letter.

This opinion letter is based as to matters of law solely on the applicable provisions of the following, as currently in effect: (i) the Delaware Revised Uniform Limited Partnership Act; and (ii) the laws of the State of New York (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level). We express no opinion herein as to any other laws, statutes, ordinances, rules or regulations (and in particular, we express no opinion as to any effect that such other laws, statutes, ordinances, rules or regulations may have on the opinion expressed herein). As used herein, the term “Delaware Revised Uniform Limited Partnership Act” includes the statutory provisions contained therein, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Based upon, subject to and limited by the foregoing, we are of the opinion that the Notes have been duly authorized on behalf of the Company and that, following (i) receipt by the Company of the consideration therefor specified in (x) the resolutions of the Board of Trustees of the Company adopted by unanimous written consent dated as of September 14, 2016, (y) the resolutions of the Pricing Committee of the Board of Trustees of the Company adopted on September 15, 2016 and (z) the Underwriting Agreement dated September 15, 2016, by and among the Company and U.S. Bancorp Investments, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named therein, and (ii) the due execution, authentication, issuance and delivery of the Notes pursuant to the terms of the Indenture and, upon its execution, the Supplemental Indenture, and as contemplated by the Prospectus Supplement, the Notes will constitute valid and binding obligations of the Company.

The opinion expressed above with respect to the valid and binding nature of obligations may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other laws affecting creditors’ rights (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances, fraudulent transfers and preferential transfers) and by the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the Notes are considered in a proceeding in equity or at law).

This opinion letter has been prepared for your use in connection with the filing by the Company of a Current Report on Form 8-K on the date hereof (the “Form 8-K”), which Form 8-K will be incorporated by reference into the Registration Statement, and speaks as of the date hereof. We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion letter.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Form 8-K, and to the reference to this firm under the caption “Legal Matters” in the Prospectus Supplement, which constitutes part of the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Act.

Very truly yours,

/s/ Hogan Lovells US LLP

HOGAN LOVELLS US LLP